Exhibit 1

2116-130 Adelaide St. W.

Toronto, Ontario

Canada  M5H 3P5

www.napalladium.com

For Immediate Release                                                                                                                                   Symbols:  TSX - PDL

October 11, 2007                                                                                                                                                           AMEX - PAL

North American Palladium Expands Exploration Activities

Toronto, Canada — North American Palladium Ltd. (the “Company”) announced today that it has acquired a 100% interest in the prospective portion of the Shawmere Anorthosite Complex, located approximately 110 kilometers southwest of Timmins, Ontario.  The Company intends to conduct a grassroots exploration program in the spring of 2008 to assess the area’s potential for PGM-nickel-copper mineralization similar to that found at its Lac des Iles mine.

The property was acquired by staking 39 claims containing 632 claim units in the Shawmere Anorthosite Complex.  Access to most of the claim group is provided by Highway 101 and existing forest access roads.

Mr. James Excell, President & Chief Executive Officer of North American Palladium commented that: “Grassroots exploration is an important ongoing part of our growth strategy. We are intrigued by the favorable geology that we have identified at Shawmere.  The Company is continually looking for attractive new platinum group metal projects and we look forward to commencing our exploration program of mapping, airborne magnetic and electromagnetic surveys and geochemical studies next spring.”

NAP has a strong exploration team of geologists with a proven track record of discovery and development.  The team members have gained a high degree of experience with PGM mineral deposits through many years of dedication and hard work.  The Company’s exploration programs are carried out from offices located in Toronto, Ontario, Thunder Bay, Ontario, and Rovaniemi, Finland.

North American Palladium is Canada’s foremost primary producer of palladium.  The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals.  The Company is also pursuing three development projects: the Offset High Grade Zone at its Lac des Iles mine, the Shebandowan Project, located approximately 100 kilometers from the mine, and the Arctic Platinum Project in Finland.  Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

James Excell President and Chief Executive Officer Tel: (416) 360-7971 ext. 223 jexcell@napalladium.com	Linda Armstrong Director, Investor Relations Tel: (416) 360-7971 Ext. 226 Email: larmstrong@napalladium.com